FILED VIA EDGAR
                                                              ---------------

August 24, 2007


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Gardner Lewis Investment Trust
          File No. 811-07324


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the Investment Company Bond (the "Bond") for Gardner Lewis Investment Trust ("Trust") under Exhibit 99-1.

     Also enclosed is a copy of the Board meeting resolutions of the Trust, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940
Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     Premiums for the Bond have been paid for the period beginning July 27, 2007 to July 26, 2008.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3418.


Very truly yours,


/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary